Exhibit 99-1
                                                                    ------------












                             Koor Industries Limited
                            (An Israeli Corporation)

                              Consolidated Interim
                              Financial Statements
                               As at June 30, 2006
                                   (Unaudited)

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Condensed Consolidated Interim Financial Statements as at June 30, 2006
--------------------------------------------------------------------------------


Contents


                                                                            Page
                                                                            ----

Auditors' Review Report                                                       2


Condensed Consolidated Interim Balance Sheets                                 3

Condensed Consolidated Interim Statements of Income                           4

Condensed Interim Statements of Changes in Shareholders' Equity               5

Condensed Consolidated Statements of Cash Flows                               9

Notes to the Interim Financial Statements                                    18

[GRAPHIC OMITTED]

          Somekh Chaikin                             Telephone  972 3  684  8000
          KPMG Millennium Tower                      Fax        972 3  684  8444
          17 Ha'arba'a Street, PO Box 609            Internet   www.kpmg.co.il
          Tel Aviv 61006 Israel


The Board of Directors
Koor Industries Limited
-----------------------

Auditors' Review report of unaudited condensed consolidated interim financial statements for the six-month and three-month periods ended June 30, 2006

At your request, we have reviewed the condensed consolidated interim balance sheet of Koor Industries Limited and its subsidiaries as at June 30, 2006, the related condensed consolidated interim statement of income, the condensed interim statement of changes in shareholders' equity and the condensed consolidated interim statement of cash flows for the six-month and three-month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

We were furnished with the reports of other auditors on their review of the interim financial statements of certain subsidiaries, whose assets as at June 30, 2006 constitute 11% of the total consolidated assets and whose revenues for the six-month and for the three-month periods then ended constitute 48% and 59% of the total continuing consolidated revenues, respectively and whose revenues for the six-month period then ended constitute 100% of the total discontinuing consolidated revenues. Furthermore, we were furnished with the reports of other auditors on their review of the interim financial statements of certain affiliates, whose Company's investments constitute NIS 171,221 thousand as at June 30, 2006 and its equity in earnings for the six-month and the three-month periods then ended constitute NIS 5,583 thousand and NIS 3,100, respectively.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles in Israel.


Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

August 8, 2006
Tel-Aviv, Israel


               Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Condensed Consolidated Interim Balance Sheets
--------------------------------------------------------------------------------




                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                  June 30                                      -------------
                                                           ----------------------------       December 31            June 30
                                                                 2006              2005              2005               2006
                                                           --------------  ------------       -----------      -------------
                                                                 Unaudited                        Audited          Unaudited
                                                           ----------------------------       -----------      -------------
                                                                        NIS thousands                          US$ thousands
                                                           ----------------------------------------------      -------------

Assets

Current assets
Cash and cash equivalents                                    226,267            103,583           318,798            50,961
Short-term deposits and investments                          463,392            435,801           541,159           104,367
Trade receivables                                             94,381            105,984            93,544            21,257
Other  receivables                                           117,259            106,362            87,937            26,410
Inventories and work in progress                              84,584             95,100            90,909            19,050
Assets designated for sale                                         -             41,385                 -                 -
                                                         -----------       ------------      ------------       -----------
                                                             985,883            888,215         1,132,347           222,045
                                                         -----------       ------------      ------------       -----------
Investments and long-term receivables
Investments in affiliates                                  2,887,278       (*)2,898,876      (*)2,664,020           650,288
Other investments and receivables                            590,473            443,062           547,013           132,989
                                                         -----------       ------------      ------------       -----------
                                                           3,477,751          3,341,938         3,211,033           783,277
                                                         -----------       ------------      ------------       -----------

Fixed assets, net                                            772,430            716,819           726,606           173,971
                                                         -----------       ------------      ------------       -----------

Intangible assets, deferred tax assets
 and deferred expenses                                        21,700             11,217            19,461             4,888
                                                         -----------       ------------      ------------       -----------

Assets relating to discontinued operations                         -          1,333,867           198,816                 -
                                                         -----------       ------------      ------------       -----------




                                                           5,257,764          6,292,056         5,288,263         1,184,181
                                                         ===========       ============      ============       ===========


(*) Restated - See Note 1B(4).


The accompanying notes are an integral part of the financial statements.



                                                         Koor Industries Limited
                                                        (An Israeli Corporation)


--------------------------------------------------------------------------------




                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                  June 30                                      -------------
                                                           ----------------------------       December 31            June 30
                                                                 2006              2005              2005               2006
                                                           --------------  ------------       -----------      -------------
                                                                 Unaudited                        Audited          Unaudited
                                                           ----------------------------       -----------      -------------
                                                                        NIS thousands                          US$ thousands
                                                           ----------------------------------------------      -------------
Liabilities and shareholders' equity

Current liabilities
Credit from banks and others                                  61,992            501,568           272,127            13,962
Trade payables                                                95,624            109,639            91,606            21,537
Other payables                                               191,529            186,984           203,289            43,137
Customer advances                                             36,847             30,356            21,942             8,299
                                                         -----------       ------------      ------------       -----------
                                                             385,992            828,547           588,964            86,935
                                                         -----------       ------------      ------------       -----------
Long-term liabilities
Long-term bank loans                                       1,952,370          1,547,711         1,555,149           439,723
Other long-term loans                                         51,487             89,024            54,147            11,596
Debentures                                                   398,329            379,805           390,854            89,714
Deferred taxes                                                10,504                 78                78             2,366
Liability for employee severance
 benefits, net                                                 4,201              8,916             3,860               946
                                                         -----------       ------------      ------------       -----------
                                                           2,416,891          2,025,534         2,004,088           544,345
                                                         -----------       ------------      ------------       -----------

Liabilities relating to discontinued
 operations                                                        -          1,058,545           160,048                 -
                                                         -----------       ------------      ------------       -----------

Minority interest                                             70,922             39,611            56,729            15,973
                                                         -----------       ------------      ------------       -----------

Shareholders' equity                                       2,383,959       (*)2,339,819      (*)2,478,434           536,928
                                                         -----------       ------------      ------------       -----------

                                                           5,257,764          6,292,056         5,288,263         1,184,181
                                                         ===========       ============      ============       ===========



      ------------------------               ------------------------               --------------------------
           Raanan Cohen                           Jonathan Kolber                           Ran Maidan
      Chief Executive Officer                  Chairman of the Board                  Chief Financial Officer
                                                    of Directors


Date of approval:  August 8, 2006



                                                         Koor Industries Limited
                                                            (An Israeli Company)

Condensed Consolidated Interim Statements of Operations
--------------------------------------------------------------------------------



                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                   (Note 1A3)
                                                                                                               --------------
                                                                                                         Year      Six months
                                                                                                        ended           ended
                                  Six months ended June 30       Three months ended June 30       December 31         June 30
                                  ---------------------------- -------------------------------
                                         2006         (1)2005            2006         (1)2005            2005            2006
                                  ----------- ---------------- -------------- ---------------- --------------  ---------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                                  ---------------------------- ------------------------------- --------------  ---------------
                                        NIS thousands                  NIS thousands            NIS thousands   US$ thousands
                                  ---------------------------- ------------------------------- --------------  ---------------

Revenues and earnings
Revenue from sales and
 services                            434,706         563,686         247,238         318,493         988,382          97,907
Group's equity in the
 operating results of investee
 companies net (see Note 1B(3))       60,535      (*)263,189          (3,523)     (*)171,272     (*) 359,362          13,634
Other income, net                      3,525         150,600               -           3,295         223,205             794
                                  -----------  --------------   --------------  -------------  --------------  --------------
                                     498,766      (*)977,475         243,715      (*)493,060   (*) 1,570,949         112,335
                                  -----------  --------------   --------------  -------------  --------------  --------------

Costs and losses
Cost of sales and services           332,253         463,453         188,932         253,135         801,657          74,832
Selling and marketing expenses        36,373          53,245          18,943          27,892          89,146           8,192
General and administrative
 expenses                             95,297       (*)82,316          62,716       (*)43,962      (*)165,353          21,463
Financing expenses, net               70,986          97,396          47,443          60,301         182,957          15,988
Other expenses, net                        -               -           1,185               -               -               -
                                  -----------  --------------   --------------  -------------  --------------  --------------
                                     534,909      (*)696,410         319,219      (*)385,290   (*) 1,239,113         120,475
                                  -----------  --------------   --------------  -------------  --------------  --------------

Earnings (loss) before
 income tax                          (36,143)     (*)281,065         (75,504)     (*)107,770     (*) 331,836          (8,140)
Income tax                           (18,635)        (86,320)        (17,428)        (12,986)        (80,701)         (4,197)
                                  -----------  --------------   --------------  -------------  --------------  --------------
                                     (54,778)     (*)194,745         (92,932)      (*)94,784     (*) 251,135         (12,337)
Minority interest in
 consolidated
 companies' results, net              (2,744)          6,176          (5,528)          1,050           9,135            (618)
                                  -----------  --------------   --------------  -------------  --------------  --------------
Net earnings (loss) from
 continuing operations               (57,522)     (*)200,921         (98,460)      (*)95,834     (*) 260,270         (12,955)

Net earnings (loss) from
 discontinued
 operations (Note 7)                  2,333          (23,952)          3,961         (30,911)         50,381             525
Cumulative effect as of the
 beginning of the year of
 change in accounting
 method (Note 1B(3))                  62,552          (3,054)              -               -          (3,054)         14,088
                                  -----------  --------------   --------------  -------------  --------------  --------------
Net earnings (loss)
 for the period                        7,363      (*)173,915         (94,499)      (*)64,923     (*) 307,597           1,658
                                  ===========  ==============   ==============  =============  ==============  ==============

                                          NIS     (*)(**) NIS             NIS     (*)(**) NIS     (*)(**) NIS             US$
                                  -----------  --------------   --------------  -------------  --------------  --------------

Basic earnings (loss) per
 ordinary share:
From continuing operations            (3.286)         12.327          (6.212)          5.785          16.437          (0.740)
From discontinued operations           0.143          (1.503)          0.242          (1.932)          3.143           0.032
From cumulative effect of
 change in accounting method           3.840          (0.192)              -               -          (0.191)          0.865
                                  -----------  --------------   --------------  -------------  --------------  --------------
Net earnings (loss) for the
 period                                0.697          10.632          (5.970)          3.853          19.389           0.157
                                  ===========  ==============   ==============  =============  ==============  ==============

Diluted earnings (loss) per
 ordinary share:
From continuing operations            (3.776)         10.893          (6.212)          5.307          13.794          (0.850)
From discontinued operations           0.143          (1.499)          0.242          (1.929)          3.045           0.032
From cumulative effect of
 change in accounting method           3.840          (0.191)              -               -          (0.185)          0.864
                                  -----------  --------------   --------------  -------------  --------------  --------------
Net earnings (loss) for the
 period                                0.207           9.203          (5.970)          3.378          16.654           0.046
                                  ===========  ==============   ==============  =============  ==============  ==============

(*) Restated - See Note 1B(4)
(**) Restated - See Note 1B(2)
(1) See Note 3C relating to discontinuance of proportional consolidation of Telrad Networks.
The accompanying notes are an integral part of the financial statements.



                                                         Koor Industries Limited
                                                            (An Israeli Company)

Condensed Interim Statement of Changes in Shareholders' Equity
--------------------------------------------------------------------------------






                                                                                                         Amounts            Company
                                                          Number of                                  received in     shares held by
                                                           ordinary       Share      Capital    respect of stock    the company and
                                                          shares(1)     capital      reserves            options       subsidiaries
                                                     --------------- ----------- ------------  -----------------  -----------------
                                                                                                        NIS thousands
                                                     -------------------------------------------------------------------------------

Balance as at January 1, 2006 (Audited)                  16,146,668     564,515  (*)2,565,488             21,715             (6,071)

Changes during the six months ended
 June 30, 2006 (Unaudited):
Net earnings for the period                                       -           -             -                  -                   -
Stock-based compensation expenses                                 -           -         1,070                  -                   -
Exercise of stock options granted to employees              334,095          *-             -                  -                   -
Cumulative foreign currency translation
 adjustments                                                      -           -             -                  -                   -
                                                     --------------  ----------  ------------  -----------------   -----------------
Balance as at June 30, 2006 (Unaudited)                  16,480,763     564,515     2,566,558             21,715             (6,071)
                                                     ==============  ==========  ============  =================   =================

Balance as at January 1, 2005 (Audited)                  15,824,185     564,515     2,564,099                  -            (80,321)

Changes during the six months ended
 June 30, 2005 (Unaudited):
Net earnings for the period                                       -           -             -                  -
Stock-based compensation expenses                                 -           -        (*)694                  -
Issuance of shares held by subsidiary                       193,229           -                                -              74,250
Issuance of stock options                                         -           -             -             21,715                   -
Exercise of stock options granted to employees              101,370          *-             -                  -                   -
Cumulative foreign currency translation
 adjustments                                                      -           -             -                  -                   -
                                                     --------------  ----------  ------------  -----------------   -----------------
Balance as at June 30, 2005 (Unaudited)                  16,118,784     564,515  (*)2,564,793             21,715             (6,071)
                                                     ==============  ==========  ============  =================   =================

(1) Net of the Company holdings and subsidiaries' holdings.
(*) Restated - see Note 1B(4).
* Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.





                                                         Koor Industries Limited
                                                            (An Israeli Company)


Condensed Interim Statement of Changes in Shareholders' Equity (cont'd)
-------------------------------------------------------------------------------------------------------------






                                                               Cumulative
                                                         foreign currency         Retained              Total
                                                              translation         earnings      Shareholders'
                                                              adjustments        (deficit)             equity
                                                        -----------------     ------------     --------------
                                                                                 NIS thousands

                                                        -----------------------------------------------------



Balance as at January 1, 2006 (Audited)                            15,983     (*)(683,196)       (*)2,478,434

Changes during the six months ended
 June 30, 2006 (Unaudited):
Net earnings for the period                                             -           7,363               7,363
Stock-based compensation expenses                                       -               -               1,070
Exercise of stock options granted to employees                          -               -                  *-
Cumulative foreign currency translation
 adjustments                                                     (102,908)              -            (102,908)
                                                         -----------------    ------------     ---------------
Balance as at June 30, 2006 (Unaudited)                           (86,925)       (675,833)          2,383,959
                                                         =================    ============     ===============

Balance as at January 1, 2005 (Audited)                          (205,674)       (966,152)          1,876,467

Changes during the six months ended
 June 30, 2005 (Unaudited):
Net earnings for the period                                             -      (*)173,915          (*)173,915
Stock-based compensation expenses                                       -               -              (*)694
Issuance of shares held by subsidiary                                   -         (24,641)             49,609
Issuance of stock options                                               -               -              21,715
Exercise of stock options granted to employees                          -               -                  *-
Cumulative foreign currency translation
 adjustments                                                      217,419               -             217,419
                                                         -----------------    ------------      --------------
Balance as at June 30, 2005 (Unaudited)                            11,745     (*)(816,878)       (*)2,339,819
                                                         =================    ============     ===============

(1) Net of the Company holdings and subsidiaries' holdings.
(*) Restated - see Note 1B(4).
* Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.



                                                         Koor Industries Limited
                                                            (An Israeli Company)

Condensed Interim Statement of Changes in Shareholders' Equity
--------------------------------------------------------------------------------






                                                                                                                            Company
                                                          Number of                                Proceeds from     shares held by
                                                           ordinary       Share      Capital         issuance of    the company and
                                                          shares(1)     capital      reserves      stock options       subsidiaries
                                                     --------------- ----------- ------------  -----------------  -----------------
                                                                                                NIS thousands
                                                     ------------------------------------------------------------------------------

Balance as at April 1, 2006 (Unaudited)                  16,240,301     564,515     2,565,835             21,715             (6,071)

Changes during the three months ended
 June 30, 2006 (Unaudited):
Loss for the period                                               -           -             -                  -                   -
Stock-based compensation expenses                                 -           -           723                  -                   -
Exercise of stock options granted to employees              240,462          *-             -                  -                   -
Cumulative foreign currency translation
 adjustments                                                      -           -             -                  -                   -
                                                     --------------  ----------  ------------  -----------------   -----------------
Balance as at June 30, 2006 (Unaudited)                  16,480,763     564,515     2,566,558             21,715             (6,071)
                                                     ==============  ==========  ============  =================   =================

Balance as at April 1, 2005 (Audited)                    15,879,502     564,515     2,564,099                  -            (80,321)

Changes during the three months ended
 June 30, 2005 (Unaudited):
Net earnings for the period                                       -           -             -                  -                   -
Stock-based compensation expenses                                 -           -        (*)694                  -                   -
Issuance of shares held by subsidiary                       193,229           -             -                  -              74,250
Issuance of stock options                                         -           -             -             21,715                   -
Exercise of stock options granted to employees               46,053          *-             -                  -                   -
Cumulative foreign currency translation
 adjustments                                                      -           -             -                  -                   -
                                                     --------------  ----------  ------------  -----------------   -----------------
Balance as at June 30, 2005 (Unaudited)                  16,118,784     564,515  (*)2,564,793             21,715             (6,071)
                                                     ==============  ==========  ============  =================   =================

(1) Net of the holdings by the Company and subsidiaries.
* Represents an amount lower than NIS 1,000.
(*) Restated - see Note 1B(4).


The accompanying notes are an integral part of the financial statements.





                                                         Koor Industries Limited
                                                            (An Israeli Company)


Condensed Interim Statement of Changes in Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

                                                               Cumulative
                                                         foreign currency                               Total
                                                              translation         Retained      Shareholders'
                                                              adjustments             loss             equity
                                                        -----------------     ------------     --------------
                                                                              NIS thousands
                                                        -----------------------------------------------------

Balance as at April 1, 2006 (Unaudited)                            50,571        (581,334)          2,615,231

Changes during the six months ended
 June 30, 2006 (Unaudited):
Loss for the period                                                     -         (94,499)            (94,499)
Stock-based compensation expenses                                       -               -                 723
Exercise of stock options granted to employees                          -               -                  *-
Cumulative foreign currency translation
 adjustments                                                     (137,496)              -            (137,496)
                                                         -----------------    ------------     ---------------
Balance as at June 30, 2006 (Unaudited)                           (86,925)       (675,833)          2,383,959
                                                         =================    ============     ===============

Balance as at April 1, 2005 (Unaudited)                          (129,870)       (857,160)          2,061,263

Changes during the three months ended
 June 30, 2005 (Unaudited):
Net earnings for the period                                             -       (*)64,923           (*)64,923
Stock-based compensation expenses                                       -                              (*)694
Issuance of shares held by subsidiary                                   -         (24,641)             49,609
Issuance of stock options                                               -               -              21,715
Exercise of stock options granted to employees                          -               -                  *-
Cumulative foreign currency translation
 adjustments                                                      141,615               -             141,615
                                                         -----------------    ------------      --------------
Balance as at June 30, 2005 (Unaudited)                            11,745     (*)(816,878)       (*)2,339,819
                                                         =================    ============     ===============

(1) Net of the holdings by the Company and subsidiaries.
* Represents an amount lower than NIS 1,000.
(*) Restated - see Note 1B(4).


The accompanying notes are an integral part of the financial statements.



                                                         Koor Industries Limited
                                                            (An Israeli Company)


Condensed Interim Statement of Changes in Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------




                                                                                                                            Company
                                                                                                        Amounts      shares held by
                                                          Number of                                 received in         the company
                                                           ordinary       Share      Capital         respect of                 and
                                                          shares(1)     capital      reserves     stock options        subsidiaries
                                                     --------------- ----------- ------------  -----------------  -----------------
                                                                                                         NIS thousands
                                                     ------------------------------------------------------------------------------

Balance as at January 1, 2005 (Audited)                  15,824,185      564,515    2,564,099               -               (80,321)

Changes during 2005 (Audited):
Net earnings for the year                                         -            -            -               -                      -
Stock-based compensation expenses                                 -            -     (*)1,389               -                      -
Issuance of treasury stock                                  193,229            -            -               -                 74,250
Issuance of stock options                                         -            -            -          21,715                      -
Exercise of stock options granted to employees              129,254           *-            -               -                      -
Cumulative foreign currency
 translation adjustments, net                                     -            -            -               -                      -
                                                     --------------- ----------- ------------  ---------------    ------------------
Balance as at December 31, 2005 (Audited)                16,146,668      564,515 (*)2,565,488          21,715                (6,071)
                                                     =============== =========== ============  ===============    ==================

(1) Net of the Company holdings and its subsidiaries' holdings.
(*) Restated - see Note 1B(4).
* Represents an amount lower than NIS 1,000.


The accompanying notes are an integral part of the financial statements.







                                                               Cumulative
                                                         foreign currency                                Total
                                                              translation         Retained       Shareholders'
                                                              adjustments             loss              equity
                                                        -----------------     ------------      --------------
                                                                             NIS thousands
                                                        ------------------------------------------------------


Balance as at January 1, 2005 (Audited)                         (205,674)        (966,152)           1,876,467

Changes during 2005 (Audited):
Net earnings for the year                                               -      (*)307,597           (*)307,597
Stock-based compensation expenses                                       -               -             (*)1,389
Issuance of treasury stock                                              -         (24,641)              49,609
Issuance of stock options                                               -               -               21,715
Exercise of stock options granted to employees                          -               -                   *-
Cumulative foreign currency
 translation adjustments, net                                     221,657                              221,657
                                                        -----------------     ------------      --------------
Balance as at December 31, 2005 (Audited)                          15,983     (*)(683,196)        (*)2,478,434
                                                        =================     ============      ==============

(1) Net of the Company holdings and its subsidiaries' holdings.
(*) Restated - see Note 1B(4).
* Represents an amount lower than NIS 1,000.


The accompanying notes are an integral part of the financial statements.



                                                         Koor Industries Limited
                                                            (An Israeli Company)


Condensed Interim Statement of Changes in Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------
Convenience translation into U.S. dollars (Note 1A(3))





                                                                                                        Amounts             Company
                                                                                                    received in      shares held by
                                                                        Share         Capital        respect of         the Company
                                                                      capital         reserves    stock options        subsidiaries
                                                                  -----------     ------------  ---------------   -----------------
                                                                                                  US$ thousands
                                                                  -----------------------------------------------------------------

Balance as at January 1, 2006 (Audited)                               127,143       (*)577,812            4,891              (1,367)

Changes during the six months ended June 30, 2006
(Unaudited)
Net earnings for the period                                                 -                -                -                    -
Stock-based compensation expenses                                           -              241                -                    -
Exercise of stock options granted to employees                              -                -                -                    -
Cumulative foreign currency translation adjustments                         -                -                -                    -
                                                                  -----------     ------------  ---------------    -----------------
Balance as at June 30, 2006 (Unaudited)                               127,143          578,053            4,891              (1,367)
                                                                  ===========     ============  ===============    =================

Balance as at April 1, 2006 (Unaudited)                               127,143          577,890            4,891              (1,367)

Changes during the three months ended June 30, 2006
 (Unaudited)
Loss for the period                                                         -                -                -                    -
Stock-based compensation expenses                                           -              163                -                    -
Exercise of stock options granted to employees                              -                -                -                    -
Cumulative foreign currency translation adjustments                         -                -                -                    -
                                                                  -----------     ------------  ---------------    -----------------
Balance as at June 30, 2006 (Unaudited)                               127,143          578,053            4,891              (1,367)
                                                                  ===========     ============  ===============    =================

(*) Restated - See Note 1B(4)

The accompanying notes are an integral part of the financial statements.



                                                         Koor Industries Limited
                                                            (An Israeli Company)


Condensed Interim Statement of Changes in Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------
Convenience translation into U.S. dollars (Note 1A(3))





                                                                   Cumulative
                                                                      foreign
                                                                     currency           Retained               Total
                                                                  translation           earnings       Shareholders'
                                                                  adjustments          (deficit)              equity
                                                                -------------       ------------     ---------------
                                                                                   US$ thousands
                                                                -------------------------------------------------------------------

Balance as at January 1, 2006 (Audited)                                3,600        (*)(153,873)           (*)558,206

Changes during the six months ended June 30, 2006
(Unaudited)
Net earnings for the period                                                -              1,658                 1,658
Stock-based compensation expenses                                          -                  -                   241
Exercise of stock options granted to employees                             -                  -                     -
Cumulative foreign currency translation adjustments                  (23,177)                 -              (23,177)
                                                                  -----------      ------------       ---------------
Balance as at June 30, 2006 (Unaudited)                              (19,577)          (152,215)              536,928
                                                                  ===========      =============      ===============

Balance as at April 1, 2006 (Unaudited)                               11,390           (130,931)              589,016

Changes during the three months ended June 30, 2006
 (Unaudited)
Loss for the period                                                        -            (21,284)              (21,284)
Stock-based compensation expenses                                          -                  -                   163
Exercise of stock options granted to employees                             -                  -                     -
Cumulative foreign currency translation adjustments                  (30,967)                 -               (30,967)
                                                                  ------------  ----------------     -----------------

Balance as at June 30, 2006 (Unaudited)                              (19,577)          (152,215)              536,928
                                                                  ===========   ================     =================

(*) Restated - See Note 1B(4)

The accompanying notes are an integral part of the financial statements.



                                                         Koor Industries Limited
                                                            (An Israeli Company)


Condensed Consolidated Interim Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------------





                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                   (Note 1A3)
                                                                                                                  -----------
                                                                                                         Year      Six months
                                                                                                        ended           ended
                                  Six months ended June 30       Three months ended June 30       December 31         June 30
                                -----------------------------  ------------------------------
                                         2006            2005            2006            2005            2005            2006
                                -------------  --------------  --------------  --------------  --------------  --------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                                -----------------------------  ------------------------------  --------------  --------------
                                        NIS thousands                  NIS thousands            NIS thousands   US$ thousands
                                -----------------------------  ------------------------------  --------------  --------------


Cash flows generated by
 operating activities
Net earnings (loss) for the
 period                                7,363      (*)173,915         (94,499)      (*)64,923      (*)307,597           1,658
Adjustments to reconcile
 net earnings to net
 cash flows generated by
 operating activities (A)            (21,808)    (*)(156,962)         87,138      (*)(14,603)    (*)(305,628)         (4,911)
                                -------------  --------------  -------------  ---------------  --------------  --------------
Net cash inflow (outflow)
 generated by continuing
 operating activities                (14,445)         16,953          (7,361)         50,320           1,969          (3,253)

Net cash inflow (outflow)
 generated by discontinued
 operating activities                 15,664        (100,023)          3,823         (48,842)       (177,020)          3,528
                                -------------  --------------  -------------  ---------------  --------------  --------------
Net cash flows from
 operating activities                  1,219         (83,070)         (3,538)          1,478        (175,051)            275
                                -------------  --------------  -------------  ---------------  --------------  --------------
Cash flows generated by
 investing activities:
Purchase of fixed assets             (21,226)         (8,910)         (5,385)         (4,932)        (23,233)         (4,781)
Investment grants in
 respect of fixed assets                   -             931               -             203           2,226               -
Amounts charged
 to intangible assets
 and deferred expenses                  (925)         (2,347)              -            (899)         (1,351)           (208)
Proceeds from realization
 of investments
 in formerly consolidated
 subsidiaries, net of cash
 in those subsidiaries
 at the time they ceased
 being consolidated (B)                    -         199,953               -               -         199,953               -
Proceeds from realization
 of investment in
 proportionately
 consolidated subsidiary
 at the time it ceased
 being proportionately
 consolidated (C)                          -         (14,122)              -         (14,122)        (14,122)              -
Proceeds from disposal
 of investments in investee
 companies and others                      -         273,616               -         273,616         644,850               -
Acquisition of control in
 proportionately
 consolidated company (D)            (44,893)              -               -               -               -         (10,111)


(*) Restated - see Note 1B(4).

The accompanying notes are an integral part of the financial statements.



                                                         Koor Industries Limited
                                                            (An Israeli Company)


Condensed Consolidated Interim Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------





                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                   (Note 1A3)
                                                                                                                  -----------
                                                                                                         Year      Six months
                                                                                                        ended           ended
                                  Six months ended June 30       Three months ended June 30       December 31         June 30
                                -----------------------------  ------------------------------
                                         2006            2005            2006            2005            2005            2006
                                -------------  --------------  --------------  --------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                                -----------------------------  ------------------------------  --------------   -------------
                                        NIS thousands                  NIS thousands            NIS thousands   US$ thousands
                                -----------------------------  ------------------------------  --------------   -------------


Investment in affiliated
 companies                          (286,339)         (7,239)       (269,861)         (7,239)              -         (64,491)
Proceeds from sale of
 fixed assets and
 intangible assets                       195             310             144               2           1,272              44
Investment in venture
 capital companies                    (5,717)        (11,408)         (4,733)        (10,590)        (15,426)         (1,288)
Decrease (increase) in
 other investments, net                4,127        (241,262)         18,705        (217,342)       (352,565)            930
Decrease (increase) in
 short-term deposits
 and investments, net                 32,814         (59,832)        211,300         (75,982)       (167,297)          7,391
                                -------------  --------------  --------------  --------------  --------------   -------------
Net cash inflow (outflow)
 generated by
 continuing investing
 activities                         (321,964)        129,690         (49,830)        (57,285)        274,307         (72,514)
Net cash inflow (outflow)
 generated by
 discontinued investing
 activities                           (4,462)         14,276          (4,412)         (7,691)        144,623          (1,005)
                                -------------  --------------  --------------  --------------  --------------   -------------
Net cash flows from
 investing activities               (326,426)        143,966         (54,242)        (64,976)        418,930         (73,519)
                                -------------  --------------  --------------  --------------  --------------   -------------









(*) Restated - See Note 1B(4).

The accompanying notes are an integral part of the financial statements.



                                                         Koor Industries Limited
                                                            (An Israeli Company)



Condensed Consolidated Interim Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------






                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                   (Note 1A3)
                                                                                                               --------------
                                                                                                         Year      Six months
                                                                                                        ended           ended
                                  Six months ended June 30       Three months ended June 30       December 31         June 30
                                -----------------------------  ------------------------------  --------------  --------------
                                         2006            2005            2006            2005            2005            2006
                                -------------  --------------  --------------  --------------  --------------  --------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                                -----------------------------  ------------------------------  ------------------------------
                                        NIS thousands                  NIS thousands            NIS thousands   US$ thousands
                                -----------------------------  ------------------------------  --------------  --------------

Cash flows generated by
 financing activities
Proceeds from issuance
 of debentures                             -         375,535               -         375,535         375,535               -
Proceeds from issuance of
 stock options                             -          21,715               -          21,715          21,715               -
Proceeds from issuance of
 treasury stock                            -          49,609               -          49,609          49,609               -
Issuance of shares to
 minority in subsidiaries             12,749           2,718           6,208           2,718           7,938           2,871
Dividend paid to minority
 in subsidiaries                        (326)              -            (144)              -               -             (73)
Receipt of long-term loans
 and other long-term
 liabilities                         217,043          10,301         160,670               -       1,337,534          48,884
Repayment of long-term
 loans, debentures
 and other long-term
 liabilities                         (10,823)       (612,193)        (10,178)       (235,839)     (1,886,717)         (2,438)
Increase (decrease) in
 credit from banks
 and others, net                     (11,148)       (175,529)          7,355        (177,850)       (475,089)         (2,511)
                                -------------  --------------  --------------  --------------  --------------  --------------
Net cash inflow (outflow)
generated by continuing
 financing activities                207,495        (327,844)        163,911          35,888        (569,475)         46,733

Net cash inflow (outflow)
 generated by
 discontinued financing
 activities                           (1,399)         30,009               -          15,411          16,486            (315)
                                -------------  --------------  --------------  --------------  --------------  --------------
Net cash flows from
 financing activities                206,096        (297,835)        163,911          51,299        (552,989)         46,418
                                -------------  --------------  --------------  --------------  --------------  --------------


The accompanying notes are an integral part of the financial statements.



                                                         Koor Industries Limited
                                                            (An Israeli Company)



Condensed Consolidated Interim Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------





                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                   (Note 1A3)
                                                                                                                  -----------
                                                                                                         Year      Six months
                                                                                                        ended           ended
                                  Six months ended June 30       Three months ended June 30       December 31         June 30
                                 ----------------------------  ------------------------------  --------------  --------------
                                         2006            2005            2006            2005            2005            2006
                                 ------------  --------------  --------------  --------------  --------------  --------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                                 ----------------------------  ------------------------------  --------------  --------------
                                        NIS thousands                  NIS thousands           NIS thousands    US$ thousands
                                 ----------------------------  ------------------------------  --------------  --------------

Translation differences
 in respect of cash
 balances of autonomous
 foreign investee
 companies in continuing
 operations                           (1,189)          2,499          (1,525)          2,295             624            (268)

Translation differences
 in respect of cash
 balances of autonomous
 foreign investee
 companies in
 discontinued operations               1,213          17,796               -          13,862          21,929             273
                                 ------------  --------------  --------------  --------------  --------------  --------------
Decrease in cash and
 cash equivalents                   (119,087)       (216,644)        104,606           3,958        (286,557)        (26,821)

Increase (decrease) in
 cash and cash
 equivalents from
 discontinued operations              26,556          28,928          38,161          18,621         314,056           5,981
                                 ------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in
 cash and cash
 equivalents from
 continuing operations               (92,531)       (187,716)        142,767          22,579          27,499         (20,840)

Balance of cash and
 cash equivalents
 at beginning of period              318,798         291,299          83,500          81,004         291,299          71,801
                                 ------------  --------------  --------------  --------------  --------------  --------------
Balance of cash and cash
 equivalents at end
 of period                           226,267         103,583         226,267         103,583         318,798          50,961
                                 ============  ==============  ==============  ==============  ==============  ==============



(*) Restated - See Note 1B(4).

The accompanying notes are an integral part of the financial statements.



                                                        Koor Industries Limited
                                                            (An Israeli Company)



Condensed Consolidated Interim Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------







                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                   (Note 1A3)
                                                                                                                -------------
                                                                                                         Year      Six months
                                                                                                        ended           ended
                                  Six months ended June 30       Three months ended June 30       December 31         June 30
                                 ----------------------------  ------------------------------
                                         2006            2005            2006            2005            2005            2006
                                 ----------------------------  ------------------------------  --------------  --------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                                 ----------------------------  ------------------------------  --------------  --------------
                                        NIS thousands                  NIS thousands           NIS thousands    US$ thousands
                                 ----------------------------  ------------------------------  --------------  --------------

A.   Adjustments to
 reconcile net earnings
 to net cash flows
 generated by operating
 activities:

Income and expenses not involving cash flows:

Cumulative effect as of
the beginning of the
 year of change in
 accounting method                   (62,552)          3,054               -               -           3,054         (14,088)
Losses (earnings) from
discontinued operations               (2,333)         23,952          (3,961)         30,911         (50,381)           (525)
Minority interest in losses
of subsidiaries, net                   1,787          (6,176)          4,571          (1,050)         (9,135)            402
Group's equity in
 operating results of
 investee companies, net              (2,997)    (*)(215,884)         40,260     (*)(123,967)   (*) (268,209)           (675)
Depreciation and
 amortization                         17,350          29,759           7,439           7,198          42,920           3,908
Deferred taxes, net                   14,615          77,161          15,651          (3,766)         71,034           3,292
Increase in liabilities in
 respect of employee
 severance benefits, net                 128          32,764               5          (9,430)         25,281              29
Amortization of stock
 based compensation                    1,070          (*)694             723          (*)694        (*)1,389             241
Net capital losses (gains)
 from realization of:







(*) Restated - See Note 1B(4).

The accompanying notes are an integral part of the financial statements.



                                                         Koor Industries Limited
                                                            (An Israeli Company)


Condensed Consolidated Interim Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------





                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                   (Note 1A3)
                                                                                                                -------------
                                                                                                         Year      Six months
                                                                                                        ended           ended
                                  Six months ended June 30       Three months ended June 30       December 31         June 30
                                -----------------------------  ------------------------------  --------------   -------------
                                         2006            2005            2006            2005            2005            2006
                                -------------  --------------  --------------  --------------  --------------   -------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                                -----------------------------  ------------------------------  --------------   -------------
                                        NIS thousands                   NIS thousand           NIS thousand     US$ thousands
                                -----------------------------  ------------------------------  --------------   -------------


Fixed assets and
 intangible assets                       (17)            206               6              60              78              (4)
Investments in formerly
 consolidated subsidiaries                 -        (204,619)              -          (3,632)       (204,619)              -
 Investments in investee
 companies                                 -         (10,263)              -         (10,263)        (76,653)              -
Linkage of debentures and
 amortization of bond
 discount                             (7,475)          4,270          (5,946)          4,270          15,318          (1,684)
Inflationary erosion
 (linkage) of principal of
 long-term loans and other
 liabilities                           6,658          76,216            (909)         73,200          35,645           1,500
Inflationary erosion
 (linkage) of value of
 investments, deposits and
 loans receivable                    (11,504)           (941)         (4,410)         (1,915)        (14,299)         (2,591)
Impairment in value of
 assets and investments
 (primarily venture capital
 investments)                         11,654          39,645          10,026          26,584          68,746           2,625
                                -------------  --------------  --------------  --------------  --------------   -------------
                                     (33,616)       (150,162)         63,455         (11,106)       (359,831)         (7,570)
                                -------------  --------------  --------------  --------------  --------------   -------------

Changes in operating
 asset and liability items:

Decrease (increase) in trade
 receivables and other
 receivables (after taking
 into account non-
 current receivables)                  3,692         (20,072)         28,385          18,948         (36,613)            832
Decrease in inventories
 (including long-term
 customer advances
 and deposits)                        19,924           7,842           6,452          15,912          13,856           4,487
Increase (decrease) in
 trade payables and other
 payables                            (11,808)          5,430         (11,154)        (38,357)         76,960          (2,660)
                                -------------  --------------  --------------  --------------  --------------   -------------
                                      11,808          (6,800)         23,683          (3,497)         54,203           2,659
                                -------------  --------------  --------------  --------------  --------------   -------------
                                     (21,808)       (156,962)         87,138         (14,603)       (305,628)         (4,911)
                                =============  ==============  ==============  ==============  ==============   =============

The accompanying notes are an integral part of the financial statements.



                                                         Koor Industries Limited
                                                            (An Israeli Company)


Condensed Consolidated Interim Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------




                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                   (Note 1A3)
                                                                                                                -------------
                                                                                                         Year      Six months
                                                                                                        ended           ended
                                  Six months ended June 30       Three months ended June 30       December 31         June 30
                                 ----------------------------  ------------------------------  --------------   -------------
                                         2006            2005            2006            2005            2005            2006
                                 ------------  --------------  --------------  --------------  --------------   -------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                                 ----------------------------  ------------------------------  --------------   -------------
                                        NIS thousands                  NIS thousands           NIS thousands    US$ thousands
                                 ----------------------------  ------------------------------  --------------   -------------


B. Proceeds from
realization of investment
in formerly consolidated
subsidiary,
net of cash in this subsidiary
at the time it ceased
being consolidated:

Assets and liabilities of the
formerly consolidated
subsidiary at the time it
ceased being consolidated:

Net working capital,
 excluding cash and
 cash equivalents                           -       1,031,023               -               -       1,031,023               -
Fixed assets and investments                -       1,971,804               -               -       1,971,804               -
Intangible assets                           -       2,316,290               -               -       2,316,290               -
Long-term liabilities                       -      (1,601,477)              -               -      (1,601,477)              -
Investments in affiliated
 company, net                               -      (1,315,995)              -               -      (1,315,995)              -
Realization of foreign
 currency translation
 adjustments of financial
 statements of autonomous
 investees                                  -          18,141               -               -          18,141               -
Capital gain on sale of
 investments in subsidiaries                -         200,987               -               -         200,987               -
Minority interest                           -      (2,420,820)              -               -      (2,420,820)              -
                                 ------------  --------------  --------------  --------------  --------------   -------------
                                            -         199,953               -               -         199,953               -
                                 ============  ==============  ==============  ==============  ==============   =============







The accompanying notes are an integral part of the financial statements.



                                                         Koor Industries Limited
                                                            (An Israeli Company)



Condensed Consolidated Interim Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------







                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                   (Note 1A3)
                                                                                                                -------------
                                                                                                         Year      Six months
                                                                                                        ended           ended
                                  Six months ended June 30       Three months ended June 30       December 31         June 30
                                 ----------------------------  ------------------------------  --------------   -------------
                                         2006            2005            2006            2005            2005            2006
                                 ------------  --------------  --------------  --------------  --------------   -------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                                 ----------------------------  ------------------------------  --------------   -------------
                                        NIS thousands                  NIS thousands           NIS thousands    US$ thousands
                                 ----------------------------  ------------------------------  --------------   -------------

C. Proceeds from
realization of investment
in proportionately
consolidated subsidiary
at the time it ceased being
proportionately consolidated

Assets and liabilities of
formerly proportionately
consolidated subsidiary, at
 the time it ceased being
proportionately
consolidated:

Working capital surplus,
 excluding cash and
 cash equivalents                           -          36,900               -          36,900          36,900               -
Fixed assets and investments                -         129,917               -         129,917         129,917               -
Long-term liabilities                       -         (62,023)              -         (62,023)        (62,023)              -
Investments in affiliated
 companies, net                             -        (117,623)              -        (117,623)       (117,623)              -
Capital gain                                -           3,632               -           3,632           3,632               -
Minority interest                           -          (4,925)              -          (4,925)         (4,925)              -
                                 ------------  --------------  --------------  --------------  --------------   -------------

                                            -         (14,122)              -         (14,122)        (14,122)              -
                                 ============  ==============  ==============  ==============  ==============   =============









The accompanying notes are an integral part of the financial statements.



                                                         Koor Industries Limited
                                                            (An Israeli Company)



Condensed Consolidated Interim Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------






                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                   (Note 1A3)
                                                                                                                -------------
                                                                                                         Year      Six months
                                                                                                        ended           ended
                                  Six months ended June 30       Three months ended June 30       December 31         June 30
                                 ----------------------------  ------------------------------  --------------   -------------
                                         2006            2005            2006            2005            2005            2006
                                 ------------  --------------  --------------  --------------  --------------   -------------
                                          Unaudited                      Unaudited                    Audited       Unaudited
                                 ----------------------------  ------------------------------  --------------   -------------
                                        NIS thousands                  NIS thousands           NIS thousands    US$ thousands
                                 ----------------------------  ------------------------------  --------------   -------------


D.   Acquisition of
proportionately
consolidated subsidiary

Assets and liabilities of
 formerly proportionately
 consolidated subsidiary,
 at the date of
 acquisition:

Working capital surplus,
 excluding cash and
 cash equivalents                       3,801               -               -               -               -             856
Fixed assets, net                     (42,118)              -               -               -               -          (9,486)
Excess cost                           (17,089)              -               -               -               -          (3,849)
Long-term liabilities                  10,513               -               -               -               -           2,368
                                  ------------  --------------  --------------  --------------  --------------   -------------
                                      (44,893)              -               -               -               -         (10,111)
                                  ============  ==============  ==============  ==============  ==============   ============
E.  Non-cash
transactions

Purchase of fixed assets
 by credit                                  -               -               -               -           4,712               -
                                  ============  ==============  ==============  ==============  ==============   ============
Loans converted into
 shareholders' equity
 of subsidiary                              -               -               -               -          13,419               -
                                  ============  ==============  ==============  ==============  ==============   ============



The accompanying notes are an integral part of the financial statements.



                                                         Koor Industries Limited
                                                        (An Israeli Corporation)


Notes to the Interim Financial Statements as at June 30, 2006 (unaudited)
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies

         A.       General

         1. These financial statements were prepared in conformity with generally accepted accounting principles applicable to the preparation of interim financial statements, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board ("IASB").

         2. These financial statements were prepared as at June 30, 2006 and for the six-month and three-month periods then ended. These financial statements should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes as at December 31, 2005 ("the annual financial statements").

         3. The adjusted interim financial statements as at June 30, 2006, and for the six months and three months then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1=NIS 4.44). The translation was made solely for the convenience of the reader.
                  The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.

         4. The significant accounting policies were applied in the interim financial statements in a manner consistent with the annual financial statements at December 31, 2005, except as mentioned in Note 1B below.


         B.       Initial implementation of accounting standards

         1.       Accounting Standard No. 20 (Amended) regarding the accounting
                  -------------------------------------------------------------
                  treatment of goodwill and intangible assets when purchasing an
                  --------------------------------------------------------------
                  investee company
                  ----------------

                  As from January 1, 2006, the Company implements Accounting Standard No. 20 (Revised), "The Accounting Treatment of Goodwill and Intangible Assets resulting from the acquisition of an Investee Company" (hereinafter - the Standard) of the IASB. The Standard provides the accounting treatment of goodwill and intangible assets upon the acquisition of a subsidiary and an investee company that is not a subsidiary, including a company under joint control.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)



Notes to the Interim Financial Statements as at June 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         B.       Initial implementation of accounting standards (cont'd)

         1.       (cont'd)

                  The principal changes provided in the Standard as compared with the principles previously applied are as follows: attribution of excess cost created upon the acquisition of an investment in an investee company also to identifiable intangible assets of the acquired company; distinction between intangible assets with definite useful life and intangible assets with indefinite useful life; immediate recognition of a gain on the date of acquisition in the amount of the negative goodwill created upon the acquisition after first being offset from intangible assets and non-monetary assets of the investee company; discontinuance of the systematic amortization of positive goodwill and intangible assets with indefinite useful life; distinction between the goodwill of a subsidiary and investee company that is not a subsidiary for the purpose of examining impairment in value; and vesting impairment in value of goodwill at least once a year.

                  The amount of the systematic amortization of goodwill which ceased to be amortized beginning January 1, 2006 following the adoption of the Standard was NIS 12.0 million, NIS 6.1 million and NIS 26.1 million in the six-month and three-month periods ended June 30, 2005 and in the year ended December 31, 2005, respectively.

         2.       Accounting Standard No. 21 regarding earnings per share
                  -------------------------------------------------------

                  As from January 1, 2006, the Company implements Accounting Standard No. 21, "Earnings per Share" (hereinafter - the Standard) of the IASB. In accordance with the provisions of the Standard, the Company calculates basic earnings per share with respect to earnings or loss, and basic earnings per share with respect to earnings or loss from continuing operations, which is attributable to the ordinary shareholders. The basic earning per share is calculated by dividing the earnings or loss attributable to the ordinary shareholders with the weighted average number of ordinary shares outstanding during the period. In order to calculate the diluted earnings per share the Company adjusts the earnings or loss attributable to the ordinary shareholders, and the weighted average number of outstanding ordinary shares, in respect of the effects of all the dilutive potential ordinary shares. The Company's share in the earnings of investee companies was calculated according to its share in the earnings per share of such investee companies multiplied by the number of shares held by the Company.

                  In accordance with the transitional provisions of the Standard, the comparative data regarding the earnings (loss) per share for prior periods were restated. The effects of the initial implementation of the Standard (including the effect of Standard No. 24 - see Note 1B(4)) amounted to a decrease in the basic net earnings per share in the amount of NIS 0.045 and NIS 0.199 for the six-month and three-month periods ended June 30, 2005, respectively, and an increase of NIS 0.473 for the year ended December 31, 2005, and a decrease in the diluted net earnings per share in the amount of NIS 1.474, NIS
                  0.674 and NIS 2.262 for the six-month and three-month periods ended June 30, 2005 and for the year ended December 31, 2005, respectively.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)



Notes to the Interim Financial Statements as at June 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         B.       Initial implementation of accounting standards (cont'd)

         3.       Accounting Standard No. 22 regarding financial instruments:
                  -----------------------------------------------------------
                  disclosure and presentation
                  ---------------------------

                  As from January 1, 2006, the Company implements Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation" (hereinafter - the Standard) of the IASB. The Standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the Standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related thereto and the circumstances for offsetting financial assets and financial liabilities, and it supersedes Opinion No. 53, "The Accounting Treatment of Convertible Liabilities", and Opinion No. 48, "The Accounting Treatment of Options".

                  The Standard was adopted on a prospective basis. Furthermore, a provision for loss that was included in the financial statements for December 31, 2005, in respect of a loss anticipated from a decline in rate of holding following the exercise of stock options or the conversion of convertible liabilities in investee companies, was cancelled when the Standard came into effect under the item of a cumulative effect of change in accounting policy. The comparative figures relating to prior periods were not restated.

                  The transition to the Standard amounted to an increase in net earnings in the amount of NIS 62,552 thousand due to the cancellation of provisions for losses in respect of convertible securities in investee companies.

                  During the first and the second quarter of 2006, the Company recorded losses in respect of the conversion of convertible securities in investee companies in the amount of NIS 23,878 thousand and NIS 1,824 thousand, respectively.

                  Therefore, the net impact of the initial implementation of the Standard on the Company in the first six months and the second quarter of 2006 amounted to income of NIS 36,850 thousand and expenses of NIS 1,824 thousand, respectively.

         4.       Accounting Standard No. 24 regarding share-based payments
                  ---------------------------------------------------------

                  As from January 1, 2006, the Company implements Accounting Standard No. 24, "Share-Based Payments" (hereinafter - the Standard) of the IASB. In accordance with the provisions of the Standard, the Company recognizes share-based payment transactions in the financial statements, including transactions with employees or other parties that are settled by equity instruments, cash or other assets. Share-based payment transactions in which goods or services are received are recognized at their fair value.

                  With respect to transactions settled by equity instruments, the Standard applies to grants executed after March 15, 2005 that had not yet vested by January 1, 2006. Similarly, the Standard applies to changes in the terms of share-based payment transactions being settled by means of equity instruments that were executed after March 15, 2005, even if the changes in terms relate to grants that were executed before that date. In the financial statements of 2006, comparative data for 2005 are restated in order to reflect therein the expenses relating to the said grants.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)



Notes to the Interim Financial Statements as at June 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         B.       Initial implementation of accounting standards (cont'd)

         4.       Accounting Standard No. 24 regarding share-based payments
                  ---------------------------------------------------------
                  (cont'd)

                  As a result of the first-time implementation of the provisions of the Standard, the Company adjusted by means of a restatement of the financial statements for the six months and three months ended June 30, 2005 and for the year ended December 31, 2005, in order to retroactively reflect therein the effect of the change in the accounting treatment of share-based payment transactions with employees and directors that are to be settled with equity instruments of the Company and of investee companies and that were granted after March 15, 2005, and which had not yet vested by December 31, 2005, or which were granted prior to that date by regarding which there was a change in the terms of their grant, as well as in the respect of options granted to employees and directors settled in cash.

                  Set forth below is the effect of the changes on the financial statements:





                                                                              As at June 30, 2005
                                                              ----------------------------------------------------
                                                                                                     As presented
                                                                 As previously                   in the financial
                                                                      reported     The change          statements
                                                              ---------------     -------------  -----------------
                                                                                    Unaudited
                                                              ----------------------------------------------------
                                                                 NIS thousands     NIS thousands     NIS thousands
                                                              ----------------    ---------------   --------------


                  Investment in affiliates                          2,900,603             (1,727)        2,898,876
                  Shareholders' equity                              2,341,546             (1,727)        2,339,819



                                                                              As at June 30, 2005
                                                              ----------------------------------------------------
                                                                                                     As presented
                                                                 As previously                   in the financial
                                                                      reported     The change          statements
                                                              ---------------     -------------  -----------------
                                                                                    Unaudited
                                                              ----------------------------------------------------
                                                                 NIS thousands     NIS thousands     NIS thousands
                                                              ----------------    ---------------   --------------


                  Investment in affiliates                          2,668,193             (4,173)        2,664,020
                  Shareholders' equity                              2,482,607             (4,173)        2,478,434



                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at June 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         B.       Initial implementation of accounting standards (cont'd)

         4.       Accounting Standard No. 24 regarding share-based payments
                  ---------------------------------------------------------
                  (cont'd)

                                                                      For the six months ended June 30, 2005
                                                              ----------------------------------------------------
                                                                                                     As presented
                                                                 As previously                   in the financial
                                                                      reported     The change          statements
                                                              ---------------     -------------  -----------------
                                                                                    Unaudited
                                                              ----------------------------------------------------
                                                                 NIS thousands     NIS thousands     NIS thousands
                                                              ----------------    ---------------   --------------

                  Group's equity in the operating results of
                  investee companies, net                              264,916            (1,727)          263,189
                  Administrative and general expenses                   81,622               694            82,316
                  Net earnings                                         176,336            (2,421)          173,915



                                                                     For the three months ended June 30, 2005
                                                              ----------------------------------------------------
                                                                                                     As presented
                                                                 As previously                   in the financial
                                                                      reported     The change          statements
                                                              ---------------     -------------  -----------------
                                                                                    Unaudited
                                                              ----------------------------------------------------
                                                                 NIS thousands     NIS thousands     NIS thousands
                                                              ----------------    ---------------   --------------

                  Group's equity in the operating results of
                  investee companies, net                              172,999            (1,727)          171,272
                  Administrative and general expenses                   43,268               694            43,962
                  Net earnings                                          67,344            (2,421)           64,923


                                                                      For the year ended December 31, 2005
                                                              ----------------------------------------------------
                                                                                                     As presented
                                                                 As previously                   in the financial
                                                                      reported     The change          statements
                                                              ---------------     -------------  -----------------
                                                                                    Unaudited
                                                              ----------------------------------------------------
                                                                 NIS thousands     NIS thousands     NIS thousands
                                                              ----------------    ---------------   --------------

                  Group's equity in the operating results of
                  investee companies, net                              363,535            (4,173)          359,362
                  Administrative and general expenses                  163,964             1,389           165,353
                  Net earnings                                         313,159            (5,562)          307,597



                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at June 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         B.       Initial implementation of accounting standards (cont'd)

         5.       Accounting Standard No. 25 regarding revenues
                  ---------------------------------------------

                  As from January 1, 2006, the Company applies Accounting Standard No. 25, "Revenues" (hereinafter - the Standard) of the IASB. The Standard relates to three types of transactions as follows: the selling of goods, the rendering of services and the use of the entity's assets by others, which generates interest, royalties and dividends, and provides the required accounting treatment (recognition, measurement, presentation and disclosure principles) for these three types of transactions.

                  The initial implementation of the Standard had no material impact on the Company's results of operations and financial position.


         C. Disclosure of the impact of new accounting standard in the period prior to its application

         In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS) (hereinafter - "the Standard")". The Standard provides that entities that are subject to the Securities Law, 1968 and that are required to report in accordance with this Law's provisions, shall prepare their financial statements pursuant to IFRS Standards for periods commencing January 1, 2008. The Standard permits early adoption beginning with financial statements published after July 31, 2006.

         Initial adoption of IFRS Standards is to be effected by means of application of the provisions of IFRS 1, "First-Time Application of IFRS Standards", for purposes of the transition.

         In accordance with the Standard, the Company is required to include in a note to the annual financial statements as at December 31, 2007 the balance-sheet data as at December 31, 2007 and the income-statement data for the year then ended, after they have undergone application of the recognition, measurement and presentation rules of IFRS Standards.

         The Company is examining the impact of the Standard on its financial statements.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at June 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 2 - Rates of Change in the Consumer Price Index and Foreign Currency Exchange Rates

         Below are the rates of change that occurred in the Consumer Price Index and in the exchange rates of the U.S. Dollar during the reporting periods:
                                                         Israeli   Exchange rate
                                                             CPI   of one Dollar
                                                     -----------   -------------
                                                          Points             NIS
                                                     -----------   -------------

         At June 30, 2006                                 187.92           4.440
         At June 30, 2005                                 181.63           4.574
         At December 31, 2005                             185.05           4.603

                                                     Change in %     Change in %
                                                     -----------   -------------

         For the six months ended June 30, 2006              1.6           (3.5)
         For the three months ended June 30, 2006            1.0           (4.8)

         For the six months ended June 30, 2005              0.5             6.2
         For the three months ended June 30, 2005            1.1             4.9

         For the year ended December 31, 2005                2.4             6.9



Note 3 - Information Regarding Certain Investees

         A.       ECI Telecom Ltd. ("ECI") - an affiliate

         1. In January 2005, ECI was named one of the defendants in a purported class action complaint filed in the United States against ECtel, certain directors and officers of ECtel, and against ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results, between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff were not quantified. In July 2006, the United States District Court for the District of Maryland granted ECI's and ECtel's motions to dismiss the securities class action lawsuit.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at June 30, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investees (cont'd)

         A.       ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

         2. Pursuant to a resolution of ECI's Board of Directors approved in June 2006, ECI distributed 2.9 million shares of ECtel Ltd. to ECI's shareholders of record as of June 29, 2006. These shares constituted approximately 15.9% of ECtel's outstanding shares.

                  Koor received 815,660 ECtel shares in this distribution, as a result of which Koor now holds a 19.2% interest in ECtel.

         3. ECI prepares its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). Below is the adjustment of the net earnings of ECI as reported in accordance with U.S. GAAP to net earnings in accordance with Israeli GAAP:


                                                                                                                For the year
                                                                                                                       ended
                                        Six months ended June 30           Three months ended June 30            December 31
                                    ---------------------------------  ---------------------------------
                                               2006              2005             2006            2005                  2005
                                    ---------------  ----------------  ---------------  ----------------  ------------------
                                                Unaudited                           Unaudited                        Audited
                                    ---------------------------------  ---------------------------------  ------------------
                                              US$ thousands                       US$ thousands                NIS thousands
                                    ---------------------------------  ---------------------------------  ------------------

         Net earnings of ECI
          as reported in
          conformity with
          U.S. GAAP                         12,699            26,008            9,637            15,575             39,864

         Adjustments:

         Share-based payments
          expenses (*)                         735           (*)(690)             107           (*)(690)         (*)(2,195)
         Financing income
         (expenses) - FAS 133               (5,015)           20,872             (633)            8,646             19,226
         Amortization and
          realization of excess
          cost allocated to
          intangible assets                     47              (575)               -              (442)            (2,726)
         Loss on marketable
          securities                          (233)                -             (103)                -               (212)
         ECI's equity in
          results of affiliate
          (See Note 3A(4))                  (1,704)                -           (1,384)                -                  -
         Distribution of
          available-for-sale
          securities as dividend
          in kind                           (4,075)                -           (4,075)                -                  -
         Cumulative effect
          as of the beginning
          of the year of change
          in accounting method
          (See Note 3A(4))                   1,704                 -                -                 -                  -
                                    ---------------  ----------------  ---------------  ----------------  ------------------

         Net earnings of ECI
          in conformity with
          Israeli GAAP                       4,158         (*)45,615            3,549         (*)23,089           (*)53,957
                                    ===============  ================  ===============  ================  ==================


         (*) Restated - see Note 1B(4).

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at June 30, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investees (cont'd)

         A.       ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

         4. Due to the fact that the financial statements of an investee company are not made available to ECI on a timely basis that would enable ECI to apply the equity method of accounting, starting from the second quarter of 2006, the proportionate share of the results of operations of this investee company are included in ECI's consolidated financial statements with a three month lag.

                  Under U.S GAAP a change in accounting principle should be treated by restatement, however as the change in accounting principle did not have a material impact on ECI's financial position or results of operations, prior periods were not restated.

                  Under Israeli GAAP a change in accounting principle is treated by presenting the cumulative effect of the accounting change as of the beginning of the year, however as the change in accounting principle did not have a material impact on Koor's financial position or results of operations, Koor has not presented the cumulative effect as of the beginning of the year and has recorded the impact thereof in the amount of $
                  0.4 million in the second quarter of 2006.


         B. Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate

         1. Under the terms of the securitization agreement of M-A Industries and its subsidiaries from September 2004, to sell customer receivables to financial institutions, the balance of trade receivables sold for cash as at the balance sheet date amounted to $250 million (June 30, 2005 - $205.6 million; December 31, 2005 - $146.5 million).

                  The maximum amount of financial resources expected to be made available to the purchasing companies to purchase the trade receivables of the subsidiaries is about $250 million, on a current basis, so that the proceeds received from the customers whose receivables had been sold will be used to purchase new trade receivables.

         2. M-A Industries and its subsidiary in Brazil (Milenia) undertook, if certain conditions are met, to indemnify financial institutions for credit received by customers of Milenia from those financial institutions, and which was used to repay the debts of these customers to Milenia from its sales to these customers. The indemnification amount as at the balance sheet date is $82.7 million (December 31, 2005 - $ 76 million).

         3. On March 8, 2005, the board of directors of M-A Industries resolved to adopt a new option plan for its officers and employees and those of its subsidiaries. Under the terms of the plan, on March 14, 2005, 14,900 thousand stock options were allotted, exercisable for up to 14,900 thousand ordinary shares of par value NIS 1 of M-A Industries. Of these, 2,500 thousand options were deposited with a trustee for future distribution. On March 8, 2006, the board of directors of M-A Industries resolved to issue the balance of the abovementioned options to employees. The fair value of the capital instruments granted is approximately $3.7 million.

         4. During the reporting period, NIS 4,493 thousand par value of debentures (Series A) of M-A Industries were converted into 471 thousand ordinary shares, NIS 1 par value, of M-A Industries. Furthermore, $13,675 thousand par value of debentures of M-A Industries, which had been allotted in March 2004 in a private placement to institutional investors, were converted into 3,011 thousand ordinary shares, NIS 1 par value, of M-A Industries.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at June 30, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investees (cont'd)

         B. Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate

         5. On November 14, 2005, the board of directors of M-A Industries resolved to adopt a policy, whereby M-A Industries will act to buy back its shares in the amount of up to $150 million.

                  The shares to be purchased will become dormant shares for as long as they will be held by M-A Industries.

                  As at the balance sheet date, M-A Industries holds 24,875,703 par value of its shares, representing approximately 5.4% of its total issued and paid-up share capital, in the amount of $134 million. Subsequent to the balance sheet date, the board of directors of M-A Industries approved the termination of the buy-back policy, due to its completion.

         6.       Seasonality

                  Sales of crop protection products are directly dependent on the agricultural seasons and the cycle of crop production. Therefore, M-A Industries' revenues are not distributed evenly throughout the year. Countries in the Northern Hemisphere are characterized by similar timing of the agricultural seasons and the highest sales to these countries usually take place during the months February-April. The seasonality in the Southern Hemisphere is opposite and most of the sales take place during the months August-November, with the exception of Australia where most of the sales take place in April-July. M-A Industries' worldwide activities are conducive to balancing the seasonality impact even though M-A Industries has higher sales in the Northern Hemisphere.

         7. On March 8, 2006, the board of directors of M-A Industries resolved to change the dividend policy such as beginning of the fourth quarter of 2005, M-A Industries will distribute dividends amounting to up to 50% of net earnings for the period.
                  During and subsequent to the reporting period, M-A Industries' board of directors resolved to distribute a dividend of NIS 229 million. The Company's share of the dividend is NIS 76 million.

         8. During the first half of 2006, Koor purchased 6,920,565 shares of M-A Industries. Subsequent to the balance sheet date, Koor purchased an additional 1,980,532 shares of M-A Industries. Koor's holding in the voting rights of M-A Industries at June 30, 2006 and August 7, 2006 was 33.7% and 34.1%, respectively.


         C.       Telrad Networks Ltd. ("Telrad") - an affiliate

         1. In September 2004, Koor and Telrad Holdings Ltd., a wholly-owned subsidiary of Koor ("the Koor group"), entered into an agreement for the sale of 39% of the shares of Telrad to Fortissimo Capital Fund GP L.P. ("Fortissimo"). This sale was executed in two stages.
                  In the first stage, which was completed in November 2004, the Koor group transferred 19.5% of Telrad's shares to Fortissimo for $10.5 million. According to the sale agreement, Telrad's board of directors shall be comprised of three directors nominated by Koor, three directors nominated by Fortissimo and an external expert nominated by mutual agreement of the parties.
                  The agreement includes a number of matters, the approval of which requires mutual agreement of the Koor group and Fortissimo ("joint control rights").

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at June 30, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investees (cont'd)

         C.       Telrad Networks Ltd. ("Telrad") - an affiliate (cont'd)

                  Therefore, as of the fourth quarter of 2004 and through the end of the second quarter of 2005, Telrad was proportionately consolidated in Koor's financial statements according to a shareholding of 80.5%.

                  On June 22, 2005, ("the completion date"), the Company completed the second stage of the sale of 19.5% of Telrad's shares, after certain changes were made to the original agreement. Subsequent to the sale, the Koor group's shareholding in Telrad decreased to 61% and a capital gain of approximately NIS 4 million was recorded.

                  The rights granted to Fortissimo under the original agreement described above, whereby mutual agreement of the Koor group and Fortissimo is required on significant matters relating to Telrad's ordinary course of business, are still in effect. However, due to the presence of two additional shareholders who are not party to these rights, the proportionate consolidation of Telrad has been discontinued as of the completion date. Beginning the end of the second quarter of 2005, Koor's investment in Telrad is presented according to the equity method.

                  Below is the data on the results of Telrad:

                                                    Six months      Three months
                                                         ended             ended
                                                       June 30           June 30
                                                          2005              2005
                                              ----------------  ----------------
                                                     Unaudited         Unaudited
                                              ----------------  ----------------
                                                 NIS thousands     NIS thousands
                                              ----------------  ----------------

                  Revenues                            177,631            90,370
                  Operating costs and expenses        201,179            96,839


         2. During the period, Telrad's Board of Directors approved a reorganization program which includes various efficiency measures inlcuding, inter alia, the retirement of employees. The financial statements for the current reporting period include Koor's share in these employee retirement expenses in the amount of NIS 37 million.


         D.       Sheraton-Moriah (Israel) Ltd. ("Sheraton") - a subsidiary

         During the first quarter of 2006, Sheraton completed the purchase of the remaining 50% of the shares of Yehuda Hotels Ltd., for consideration of NIS 55 million. Therefore the financial statements of Yehuda Hotels Ltd. have been fully consolidated in the financial statements for the first quarter of 2006.
         The effect of the full consolidation of Yehuda Hotel Ltd. is not material to the consolidated financial statements of the Company.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at June 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 4 - Contingent Liabilities and Commitments

          A. On September 21, 2004 a suit was filed with the Tel Aviv District Court against the Company, Bezeq - the Israel Telecommunications Company Ltd. ("Bezeq"), Tadiran Ltd. (a subsidiary of Koor - "Tadiran"), Tadiran Telecommunications Ltd. (a former subsidiary of Koor which was merged with ECI - "Telecommunications"), Tadiran Public Switching Ltd., (a former subsidiary in Telecommunications), and Telrad Networks Ltd. (an affiliate of Koor - "Telrad Networks") in connection with the public switches. A motion for recognition of the suit as a class action was filed together with the suit in accordance with the Anti-Trust Law, 1988 ("the Anti-Trust Law"), and according to Civil Procedure regulations. In the Statement of Claim, the plaintiff alleges that during the previous decade, the defendants had engaged in activities prohibited by the Anti-Trust Law that resulted in damages to Bezeq's customers. In respect of the actions alleged by the Plaintiff, the Plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 1.7 billion.

                  On March 10, 2005, the Company and the other defendants submitted to the District Court their clarified objection to the request of the plaintiff to certify the claim as a class action. On December 5, 2005 the Plaintiff filed his response to the said objection.

                  In the opinion of the management which is based on the opinion of its legal counsel, the chances of the claim and of the certification of the claim as a class action are remote.

                  Further to the sale of shares of Telrad Networks (as described in Note 3C), Koor committed to indemnify the purchasers in the event that a court ruling will increase the amount of expenses to be paid by Telrad Networks to an amount exceeding that stated in the share purchase agreement.


          B. On June 1, 2005, an indictment was filed with the Jerusalem District Court prosecuting Koor, and seven other companies that are not members of the Koor Group (including two companies that had been owned by Koor on the relevant dates and were later sold to third parties) and nine executives (including two who had been salaried employees of Koor on the relevant dates) for violations of the Anti-Trust Law. The indictment was the outcome of an investigation that had been opened by the Anti-Trust Commission in other companies during 2001, with respect to price fixing and collusion, and the lack of competition in the frozen and canned vegetable industry. The Anti-Trust Authority claimed that two companies that belonged to the Koor Group in the past had colluded with other companies in the years 1992-1998.

                  On June 18, 2006, the Jerusalem District Court issued a verdict imposing a penalty of NIS 400,000 on Koor.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at June 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 5 - Material Events During the Period

         1. In January 2006, Koor signed an agreement for the acquisition of 50% of the issued and paid share capital, of Epsilon Investment House Ltd. ("Epsilon"). Epsilon is engaged in providing a wide range of financial services including portfolio management, mutual funds' management, underwriting, provident fund management and consulting in mergers and acquisitions.

                  The transaction was completed on April 11, 2006 after receipt of approvals under all applicable laws, including the approval of the Israeli capital market commissioner.

                  According to the agreement, Koor was allocated new shares, and also purchased shares from certain of the existing shareholders of Epsilon, for total consideration of NIS 106 million.

                  The Company's investment in Epsilon is accounted for according to the equity method, as there is no joint control agreement, as defined by Israeli accounting standards, between all of Epsilon's shareholders.

          2. On May 1, 2006, Discount Investments Corp. Ltd., a subsidiary of IDB Development Corporation Ltd., signed an agreement to acquire from the Claridge Group, as well as from Anfield Ltd. (a company registered in Israel and owned by Jonathan B. Kolber, Koor's former Chief Executive Officer ("CEO") and current Chairman of the Board of Directors) and another company related to the family of Jonathan B. Kolber, all of Koor's shares held by those entities totaling 5,753,207 shares, or approximately 34.9% of Koor's outstanding shares, for $445.8 million. All approvals, to which the transaction was subject, including Israel's anti-trust commissioner, have been granted. On July 3, 2006, this transaction closed and 5,081,033 of Koor's shares, or approximately 30.9% of Koor's outstanding shares, were transferred to Discount Investments Corp. for approximately $394 million, and a put option, exercisable during December 2006, was granted to Anfield Ltd. in respect of the remaining 672,174 shares. Subsequent to the transfer of shares, all of Koor's directors resigned from the Board of Directors and new directors were nominated. Furthermore, Koor's CEO resigned and a new CEO was appointed. Discount Investments is held 74.2% by IDB Development, which also directly holds 10% of Koor's outstanding ordinary shares. Subsequent to the abovementioned transfer of shares and the ensuing managerial changes, the Company recorded a provision for retirement of employees in the second quarter in the amount of NIS 26 million.


Note 6 - Events Subsequent to the Balance Sheet Date

         On August 1, 2006 the Company's Board of Directors authorized the filing of a draft prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange in connection with a possible offering ("Offering") to the public in Israel of debentures. The debentures to be offered have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

         There is no assurance that the Offering will be completed. The consummation of the Offering and its terms are subject to market conditions and to the publishing of a final prospectus approved by the Israeli Securities Authority as well as the approval of the Tel Aviv Stock Exchange for the listing of the debentures.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at June 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 7 - Discontinued Operations

         1. On November 30, 2005, the closing of the transactions for the sale of Elisra Electronic Systems Ltd. ("Elisra") to Elbit Systems Ltd. took place, in accordance with the agreements from July 6, 2005. As a result of the sale, the financial statements were reclassified, such that the operating results of Elisra and the capital gains generated from its sale were reported as discontinued operations.

                  Following are the assets and liabilities relating to the discontinued operations:

                                                                                         June 30
                                                                                            2005
                                                                                ----------------
                                                                                       Unaudited
                                                                                ----------------
                                                                                   NIS thousands
                                                                                ----------------

                  Assets related to discontinued operations:
                  -----------------------------------------
                  Cash and cash equivalents                                              272,894
                  Short-term deposits and investments                                     11,435
                  Trade receivables                                                      410,915
                  Other accounts receivable                                               36,002
                  Inventories and work in progress, net of customer advances             147,415
                  Other long term investments and receivables                            118,393
                  Fixed assets, net                                                      114,363
                  Intangible assets, deferred tax assets and deferred expenses            25,272
                                                                                ----------------

                  Total assets                                                         1,136,689
                                                                                ================

                  Liabilities related to discontinued operations:
                  ----------------------------------------------
                  Credit from banks and others                                           115,572
                  Trade and other payables                                               308,326
                  Customer advances                                                      189,949
                  Bank loans, net of current maturities                                   54,888
                  Customer advances, net of costs incurred on projects                   112,978
                  Deferred taxes                                                           7,300
                  Liability for employee severance benefits, net                          40,791
                  Minority interest                                                       90,261
                                                                                ----------------

                                                                                         920,065
                                                                                ================

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at June 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 7 - Discontinued Operations (cont'd)

         1.       (cont'd)

         Following are the results of operations of the discontinued operations:

                                                                             Six months       Three months        Year ended
                                                                                  ended              ended       December 31
                                                                          June 30, 2005      June 30, 2005           2005(*)
                                                                       ----------------   ----------------   ---------------
                                                                              Unaudited          Unaudited           Audited
                                                                       ----------------   ----------------   ---------------
                                                                          NIS thousands      NIS thousands     NIS thousands
                                                                       ----------------   ----------------   ---------------

         Revenues and earnings

         Revenue from sales and services                                       509,272            247,956           969,235
         Other income, net                                                           -                  -           142,734
                                                                       ----------------   ----------------   ---------------
                                                                               509,272            247,956         1,111,969
                                                                       ----------------   ----------------   ---------------

         Costs and losses
         Cost of sales and services                                            425,310            208,741           894,249
         Selling and marketing expenses                                         45,799             21,842            91,817
         General and administrative expenses                                    25,977             12,542            50,996
         Finance expenses, net                                                     394               (199)            3,271
         Other expenses, net                                                       731                (43)                -
                                                                       ----------------   ----------------   ---------------
                                                                               498,211            242,883         1,040,333
                                                                       ----------------   ----------------   ---------------

         Earnings before income tax                                             11,061              5,073            71,636
         Income tax                                                             (5,645)            (3,135)          (15,874)
                                                                       ----------------   ----------------   ---------------
                                                                                 5,416              1,938            55,762

         Minority interest in subsidiaries' results, net                        (1,506)              (531)           44,116
                                                                       ----------------   ----------------   ---------------


         Net earnings for the period                                             3,910              1,407            99,878
                                                                       ================   ================   ===============




         (*)  Reclassified

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)



Notes to the Interim Financial Statements as at June 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 7 - Discontinued Operations (cont'd)

2.       Koor Trade Ltd. (cont'd)

         On April 25, 2006, the Company signed an agreement for the sale of its entire holdings in Koor Trade, including shareholder loans, to a group of managers, including one of the Company's senior executives, for $8.3 million. The transaction was completed in the second quarter of 2006, and the entire cash proceeds of $8.3 million were received.

         In the event that the buyers sell their holding in Koor Trade or a certain affiliated company of Koor Trade during a period stipulated in the agreement, at a price that exceeds the sale price (or the price fixed in the agreement of the value of the aforesaid affiliated company), the sale price will be increased by an increment amount.

         Following the resolution of the Company's Board of Directors from 2005 to sell Koor Trade, Koor Trade has been presented as a discontinued operation commencing from the Company's financial statements for the year ended December 31, 2005.

         The sale of Koor Trade did not have a significant impact on the Company's financial results.

         Following are the assets and liabilities relating to the discontinued operation as at:

                                                                                                   June 30       December 31
                                                                                                      2005           2005(*)
                                                                                          ----------------   ---------------
                                                                                                   Audited           Audited
                                                                                          ----------------   ---------------
                                                                                             NIS thousands     NIS thousands
                                                                                          ----------------   ---------------

         Assets related to discontinued operation:
         -----------------------------------------
         Cash and cash equivalents                                                                24,188             30,379
         Short-term deposits and investments                                                       5,335              4,713
         Trade receivables                                                                        70,954             59,769
         Other accounts receivable                                                                26,224             13,732
         Inventories                                                                              12,005             19,567
         Investments in affiliates                                                                22,351             18,530
         Other long-term investments and receivables                                              22,371             37,575
         Fixed assets, net                                                                         6,428              6,989
         Intangible assets, deferred tax assets
          and deferred expenses, net                                                               7,322              7,562
                                                                                          ----------------   ---------------

                                                                                                 197,178            198,816
                                                                                          ================   ===============

         Liabilities related to discontinued operation:
         ----------------------------------------------
         Credit from banks and others                                                             10,607              9,629
         Trade and other payables                                                                122,328            120,096
         Other long-term liabilities                                                               3,522             27,999
         Liability for employee severance benefits, net                                            1,512              1,645
         Minority interest                                                                           511                679
                                                                                          ----------------   ---------------

                                                                                                 138,480            160,048
                                                                                          ================   ===============
         (*)  Reclassified

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)



Notes to the Interim Financial Statements as at June 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 7 - Discontinued Operations (cont'd)

         2.       Koor Trade Ltd. (cont'd)

         Following are the results of operations of the discontinued operations, as included in the financial statements, for the:

                                                                                                                   For the year
                                                                                                                          ended
                                         Six months ended June 30            Three months ended June 30             December 31
                                     --------------------------------    ----------------------------------
                                              2006               2005               2006               2005                2005
                                     --------------    --------------    ----------------    --------------    ----------------
                                               Unaudited                            Unaudited                           Audited
                                     --------------------------------    ----------------------------------    ----------------
                                             NIS thousands                        NIS thousands
                                     --------------------------------    ----------------------------------    ----------------

         Revenues and
          earnings
         Revenue from sales
          and services                      41,203             76,478                  -            37,029             157,171
         Group's equity in
          the operating
          results of
          affiliates, net                        -            (29,685)                 -           (31,112)            (33,674)
         Other income                        4,599              1,838              3,961             1,253                   -
                                     --------------    --------------    ----------------    --------------    ----------------
                                            45,802             48,631              3,961             7,170             123,497
                                     --------------    --------------    ----------------    --------------    ----------------
         Costs and losses
         Cost of sales and
          services                         27,309             56,167                   -            27,398             110,160
         Selling and
          marketing
          expenses                          7,431             12,489                   -             7,240              28,827
         General and
          administrative
          expenses                          4,495              4,405                   -             1,850              11,524
         Other expenses                     2,840                  -                   -                 -              18,068
         Finance expenses
          (income), net                      (318)               911                   -             1,076               1,409
                                     --------------    --------------    ----------------    --------------    ----------------
                                           41,757             73,972                   -            37,564             169,988
                                     --------------    --------------    ----------------    --------------    ----------------

         Earnings (loss)
          before income tax                 4,045            (25,341)              3,961           (30,394)            (46,491)
         Income tax                        (1,459)            (2,503)                  -            (1,787)             (2,855)
                                     --------------    --------------    ----------------    --------------    ----------------
                                            2,586            (27,844)              3,961           (32,181)            (49,346)
                                     --------------    --------------    ----------------    --------------    ----------------
         Minority interest in
          subsidiaries'
          results, net                       (253)               (18)                  -              (137)               (151)
                                     --------------    --------------    ----------------    --------------    ----------------

         Net earnings (loss)
          for the period                    2,333            (27,862)              3,961           (32,318)            (49,497)
                                     ==============    ==============    ================    ==============   =================

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at June 30, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 8 - Business Segments

         Data regarding business segments of the Koor Group:

                                                                                                                For the year
                                                                                                                       ended
                                         Six months ended June 30            Three months ended June 30          December 31
                                   ------------------------------------ ------------------------------------
                                                2006           (**)2005               2006          (**)2005            2005
                                   ------------------  ---------------- -------------------  ---------------  --------------
                                                 Unaudited                            Unaudited                      Audited
                                   ------------------------------------ ------------------------------------  --------------
                                               NIS thousands                        NIS thousands
                                   ------------------------------------ ------------------------------------  --------------

         Revenues from
          sales and services

         Telecommunications                  136,650           329,578             61,972            178,634         452,433
         Tourism                             293,050           230,397            182,681            138,405         526,194
         Others                                5,006             3,711              2,585              1,454           9,755
                                   ------------------  ---------------- -------------------  ---------------  --------------
                                             434,706           563,686            247,238            318,493         988,382
                                   ==================  ================ ===================  ===============  ==============

         Group's equity
          in the results
          of investee
          companies, net

         Telecommunications                  (76,904)         (*)43,494           (56,065)         (*)30,439       (*)27,050
         Agro-chemicals                      138,859            234,824            53,160            145,160      (*)359,200
         Defense electronics                       -            (13,187)                -             (2,215)        (23,288)
         Venture capital
          investments                         (2,221)            (1,170)           (1,677)            (1,088)           (755)
         Tourism                                  (9)            (1,157)              244             (1,077)         (1,769)
         Others                                  810                385               815                 53          (1,076)
                                   ------------------  ---------------- -------------------  ---------------  --------------
                                              60,535         (*)263,189            (3,523)        (*)171,272      (*)359,362
                                   ==================  ================ ===================  ===============  ==============

         Earnings before
          income tax

         Telecommunications                  (78,583)        (*)(4,724)          (60,593)         (*)36,043       (*)(33,517)
         Agro-chemicals                      138,859           435,175            53,160            146,887       (*)557,824
         Defense electronics                       -             3,854                 -             13,207           56,180
         Venture capital
          investments                        (14,033)          (42,094)          (11,826)           (28,357)         (41,472)
         Tourism                              18,055             9,809            18,291             14,187           27,646
         Others                               (3,128)           (2,874)           (3,483)            (1,006)          (5,006)
                                   ------------------  ---------------- -------------------  ---------------  --------------
         Total                                61,170           399,146            (4,451)           180,961          561,655

         Joint general
          expenses                           (26,327)       (*)(20,685)          (23,610)        (*)(12,890)     (*) (46,862)
         Financing expenses,
          net                                (70,986)          (97,396)          (47,443)           (60,301)        (182,957)
                                   ------------------  ---------------- -------------------  ---------------  --------------
         Earnings before
          income tax                         (36,143)       (*)281,065           (75,504)        (*)107,770       (*)331,836
                                   ==================  ================ ===================  ===============  ==============

         (*) Restated - See Note 1B(4).
         (**) See Note 3C relating to discontinuance of proportional consolidation of Telrad Networks.